October 14, 2009

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:       Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 &
          811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 50 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on July 31, 2009, concerning the following new series of the Trust: Claymore/AlphaShares China All-Cap ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 56 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

GENERAL:

         Comment 1. Please confirm that the offering of the Fund will comply with all aspects of the Trust's current exemptive relief allowing the Trust to offer exchange-traded funds.

                  Response 1. To the best of our knowledge, the offering of the Fund will comply with all aspects of the Trust's current exemptive relief.

PROSPECTUS:

         Comment 2. Index Methodology (page 2)

         The second sentence in this section states that the Index consists of companies "based in mainland China." Please clarify the criteria used to determine whether a company is "based in mainland China."

                  Response 2. For purposes of the Index, companies are considered to be based in mainland China if they are so classified under the Standard & Poor's BMI Country Code classification system. This system determines a company's country of domicile by considering a number of criteria, including:
(a) the headquarters of a country, (b) its registration or incorporation, (c) primary stock listing, (d) geographic source of revenues, (d) location of fixed assets, (f) operations and (g) the residence of senior officers. The disclosure in item 1 under "Index Construction" has been revised to clarify the foregoing.

         Comment 3. Index Construction (page 3)

         Are all securities that meet the criteria set forth in this section included in the Index, or may the Index Provider exclude securities that meet the criteria based on its discretion or other factors? If so, please revise the disclosure to clarify whether and how the Index Provider may exclude securities that otherwise clarify for inclusion.

                  Response 3. The Index Provider does not use discretion to exclude securities from the Index that otherwise meet the criteria set forth under "Index Construction." Disclosure has been added immediately preceding item 1 in that section to clarify the foregoing.

STATEMENT OF ADDITIONAL INFORMATION:

         Comment 4. Creation and Redemption of Creation Unit Aggregations - Procedures for Creation of Creation Unit Aggregations (page 22)

         Please confirm that custom orders placed as a result of the Trust requiring the substitution of cash for a Deposit Security may be placed until 4:00 P.M. (Eastern time) rather than 3:00 P.M..

                  Response 4. The disclosure currently provides that the 3:00 deadline only applies to custom orders placed as a result of the Trust permitting the substitution of cash for a Deposit Security, but not to custom orders placed as a result of the Trust requiring such a substitution. Custom orders placed under the latter circumstance may be placed until 4:00.

         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

                                   Sincerely,

                                   /s/ Jeremy Senderowicz